                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         FOR THE MONTH OF OCTOBER, 2000.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F       X      Form 40-F
                     -----------            ------------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes                No        X
              -----------         ------------

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

                                                                 [CNH LOGO]

                        NEWS RELEASE


                        For Immediate Release

                        CNH REPORTS THIRD QUARTER RESULTS

                        MERGER SAVINGS EXPECTED TO GROW TO $600 MILLION ANNUALLY


            For more    -  Third quarter operating earnings were $9 million,
information contact:       versus $23 million for the third quarter of 1999, on
                           a pro forma basis.

William B. Masterson    -  Net loss, before goodwill and restructuring, of $64
     01 262 636 5793       million, or $.23 per share.

                        - Revenues of $2.3 billion were down from the third quarter of 1999, on a pro forma basis, reflecting significant unfavorable foreign exchange impacts.

                        - Acceleration of restructuring and integration activities will drive increased savings for the year. Related restructuring charges total $106 million, before tax, in the quarter.

                        - Further headcount reductions and facility closures or sales expected to increase annual savings to at least $600 million by 2003.

                        Racine, Wisconsin (October 26, 2000) - CNH Global (N:CNH) today reported operating earnings of $9 million for the third quarter of 2000, compared with $23 million for the third quarter of 1999, on a pro forma basis. The company recorded a net loss, before goodwill and restructuring, of $64 million, or $.23 per share, for the third quarter of 2000. In the prior year period, the company had a net loss, before goodwill and restructuring, of $13 million, or $.09 per share, on a pro forma basis. Including the impact of goodwill, the company had a third quarter net loss before restructuring of $83 million, or $.30 per share, versus a net loss before restructuring, on a pro forma basis, of $30 million, or $.20 per share.


                        Revenues for the third quarter were $2.3 billion, down from $2.6 billion in the same period last year, on a pro forma basis. In addition to lower




                        - CNH Global N.V. Administrative Offices 700 State Street Racine, WI 53404 U.S.A. http://www.cnh.com - sales volumes, the decline included negative foreign exchange of $144 million, compared to 1999.

                        "Given our market environment, we are taking further steps to increase the pace of our merger integration activities," said Jean-Pierre Rosso, chairman and chief executive officer. "As a result, we now anticipate that annual savings from these activities will reach at least $600 million. Our efforts to accelerate the integration are expected to result in improved savings by the end of this year."

                        Third quarter results reflect increased cost reduction levels, as compared to the prior year on a pro forma basis. These were achieved through merger integration activities and ongoing cost initiatives. In addition, pricing continued to be slightly positive. These were offset primarily by economic cost increases, as well as comparably lower sales volumes and a change in product sales mix from the third quarter of 1999. In addition, negative foreign exchange impact contributed to lower results as did lower contributions from the company's financial services business.

                        For the first nine months of 2000, CNH had operating earnings of $197 million, compared to $276 million in the same period last year, on a pro forma basis. The company had a net loss, before goodwill and restructuring, of $113 million, or $.59 per share, for the first nine months of 2000, versus net income, before goodwill and restructuring, of $18 million, or $.12 per share, in 1999, on a pro forma basis. Including the impact of goodwill, the company had a first nine-month net loss before restructuring of $167 million, or $.87 per share, versus a net loss before restructuring, on a pro forma basis, of $33 million, or $.22 per share.

                        Revenues for the first nine months were $7.8 billion, compared to $8.2 billion in the same period last year, on a pro forma basis. In the first nine months of the year, unfavorable foreign exchange rates negatively impacted revenues by $413 million, compared to 1999. Lower volumes, particularly in the agricultural equipment business, also contributed to lower sales totals.

                        Through the first nine months of this year, CNH has incurred pre-tax restructuring charges of $115 million, primarily related to the sale of the Winnipeg, Canada, products and plant, as well as the privatization of selected retail stores in Europe, and administrative headcount reductions. With its plan for industrial rationalization and restructuring of its selling and administrative organization now set, the company expects


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

                        to take further restructuring charges of approximately $400 million, before taxes, over the next two to three years. CNH now expects to realize at least $600 million in annual savings by 2003, up from the $500 million previously anticipated. By year-end, CNH expects these savings to reach approximately $155 million.

                        Consistent with its business and market outlook, CNH will decrease production and dealer shipments of agricultural and construction equipment in the fourth quarter, due to weaker market conditions and lower company sales. In addition, the company does not expect overall pricing to be at the level previously anticipated, due to an increasingly competitive market. Results will be further impacted by unfavorable foreign exchange rates, including the Euro and other currencies. As a result, the company expects fourth quarter results, before restructuring and goodwill, to be a loss of approximately $.22 to $.30 per share. In the fourth quarter, goodwill is expected to be approximately $.10 per share.

                        MERGER INTEGRATION ACTIONS CONTINUE
                        CNH is continuing to implement steps in its merger integration plan. The company announced that it will close its manufacturing plant in Soracaba, Brazil, by the fourth quarter of 2001. Production of agricultural and construction equipment for Latin American markets will be consolidated at the company's three remaining plants in that country. In addition, CNH announced that it will move mini-excavator production from its Manchester, England, plant by year-end in preparation for the required divestiture of the Fermec construction equipment business.

                        The company has plans for further merger integration actions. These actions will be announced as details are finalized.

                        WORLDWIDE RETAIL EQUIPMENT SALES
                        Worldwide retail unit sales of CNH agricultural equipment in the third quarter were slightly lower than the company's combined sales in the same period last year, while industry sales registered a slight improvement. In North America, CNH sales of large agricultural equipment continued to be negatively impacted by customer uncertainty regarding the divestiture of New Holland's large row-crop and four-wheel-drive tractor business, as well as industry expectations of a new line of Case IH four-wheel drive tractors that were introduced during the quarter. Shipments of these tractors will begin in the fourth quarter. As a result, retail unit sales of CNH high-horsepower tractors were lower than in the previous period, while the industry reported an improvement in


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                        tractor sales from the third quarter of 1999. CNH sales
                        of combines also were down in North America, while industry sales were significantly better. In Europe, CNH agricultural equipment sales were lower, reflecting uncertainty around the divestiture of its Doncaster, England, operations. The industry was also lower. In Latin America, CNH sales of agricultural equipment were up significantly from the company's previous year's performance and better than the industry gains. And in other markets around the world, CNH sales were slightly higher than last year, while the industries in those markets reported lower sales.

                        Worldwide retail unit sales of CNH construction equipment were lower in the third quarter, while the industry remained at previous year's levels. CNH sales gains in Latin America and rest of world markets, were offset by lower sales in North America and Europe. In North America, sales of heavy equipment were up despite an industry decline, while sales of skid steers and loader backhoes were lower. In Europe, retail sales were somewhat lower than the industry. Loader backhoes and heavy equipment sales were relatively in line with industry results, while skid steers were lower. In Latin America, CNH, driven primarily by loader backhoes, exceeded the industry's double-digit sales growth. In other markets around the world, CNH retail sales were up substantially, far exceeding the industry.

                        FINANCIAL SERVICES
                        CNH Capital, the financial services unit of CNH Global, reported net income of $12 million for the third quarter of 2000, compared to $32 million for the same period last year, on a pro forma basis. Net income for the first nine months was $39 million, compared to $92 million in the comparable period last year, on a pro forma basis. The year-over-year decrease in net income is primarily attributable to higher loan loss provisions in its core equipment and diversified portfolios, as well as higher integration costs, lower margins on receivables and lower gains on asset-backed securitizations resulting from interest rate increases in the first half of the year.

                        Sustained weakness in the farm economy continues to put pressure on the large agricultural equipment segment of the business. During the quarter, CNH Capital increased its loan loss provisions in North America and Australia due to the prolonged weakness in this sector.

                        CNH Capital's managed portfolio increased to $11.5 billion, up more than 8 percent as compared to the prior year, on a combined basis. The company's geographic expansion and diversification initiatives



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                        accounted for a portion of this growth, along with the
                        transfer of CNH U.S. wholesale receivables to CNH Capital's managed portfolio in the second quarter of this year.

                        CNH Capital continues to execute its growth strategy. In September, the company received a bank license in Ireland, which will enable CNH Capital to operate as a wholly owned pan-European financing organization. Plans include opening branch offices in the company's major markets throughout Western Europe during 2001.

                        "We're committed to leveraging our strength as one of the world's largest equipment finance businesses to ensure that financing is available for customers in all regions of the world, despite significant market pressures in our core business," stated Ted R. French, chairman, CNH Capital. "Our decision to establish wholly owned pan-European financing operations is a major commitment to our dealers and customers throughout the region. Our bank license gives us the control and flexibility we need to expand the geographic scope of our business and the breadth of our product offerings."

                        MARKET OUTLOOK
                        The outlook for CNH's agricultural equipment market is heavily impacted by continued low commodity prices. Projections for the 2000 harvest are slightly lower than that of 1999 on a global basis, but significantly higher than last year in North America. As a result, global grain stock levels are not expected to significantly decrease from last year, placing continued pressure on commodity prices. In addition, CNH's sales have been impacted by customer and dealer uncertainty regarding the availability of products that the company agreed to divest as conditions for regulatory approval of the business merger of New Holland and Case Corporation. And, in some instances, customer anticipation of new product models also has delayed purchases. In addition to these demand factors, market conditions have made it increasingly difficult for the company to realize planned pricing increases this year. The impact of these conditions has been particularly strong in North America. The company expects these conditions to continue for the balance of the year. In its other markets around the world, the company expects industry sales to be moderately lower than 1999.

                        In its construction equipment business, the company expects slightly lower industry sales in North America, compared to the strong levels of last year, due to the impact of higher interest rates on construction


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                        activity. The company now expects overall construction
                        activity in North America to be slightly lower for the balance of 2000 and into 2001, particularly in the housing sector. In Europe, the sales outlook remains slightly higher than last year due to stronger market conditions. In Latin America and other markets around the world, the company continues to expect significant sales improvement, compared to relatively low 1999 levels, as a result of more stable economic conditions. The gains in Europe, Latin America and the rest of the world are now expected to slightly offset the anticipated decline in North America.

                        With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt earth-moving equipment, New Holland, New Holland Construction, O&K and Steyr.


                                               ******


                        On October 11, CNH announced the departure of two members of its Board of Directors. An Extraordinary General Meeting of the Shareholders will be held at the offices of the Company in the World Trade Center Amsterdam Airport, 10th Floor, Tower B, Schiphol Boulevard 217, 1118 BH Schiphol Airport, The Netherlands, on Wednesday, November 8, 2000 at 10:00 a.m. (Amsterdam time) for the purpose of appointing a new director. In accordance with Dutch law, only persons who are registered shareholders on the day of the meeting or persons who, on the day of the meeting, are permitted by law to attend or their proxy holders are entitled to attend and may only vote shares held of record on the day of the meeting.


                        On October 20, CNH announced a reorganization of its manufacturing operations in Latin America as part of the company's continued consolidation of its global industrial organization. These actions follow previously announced consolidation plans in North America and parts of Europe. The consolidation will further improve the company's competitive position as one of the world's largest equipment manufacturers.


                                               ******


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
                        CNH management will hold a conference call later today to review its third quarter results. The conference call will begin at approximately 9:00 am U.S. CDT. Those who would like to access this call can do so by dialing 800-289-0518 or 913-981-5532 in the U.S. and Canada,
                        0800-028-7957 in the U.K. and +44-113-383-0462 in
                        continental Europe. Callers are encouraged to be on line 15 minutes prior to the call.


                                               ******


                        FORWARD LOOKING STATEMENTS
                        The information included in this news release contains forward-looking statements and involves risk and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The company's outlook is predominantly based on its interpretation of what it considers key economic assumptions. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for the company include general economic and capital market conditions, the cyclical nature of our business, currency exchange rate movements, our hedging practices, the company's and its customers' access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the effect of conversion to the Euro, technological difficulties, changes in environmental laws, and employee and labor relations. Additionally, CNH's achievement of the anticipated benefits of the merger of New Holland and Case, including the realization of expected annual operating synergies, depends upon, among other things, its ability to integrate effectively the operations and employees of New Holland and Case, and to execute its multi-branding strategy. The timing and costs for implementing CNH's merger integration initiatives is subject to the outcome of negotiations with numerous third parties, including governmental regulators, purchasers of product lines required to be divested, labor unions, dealers and others. Further information concerning factors that could significantly impact expected results is included in the following sections of the company's Form 20-F for 1999, as filed with the Securities and Exchange Commission: Business--Business Strategy, Employees, Environmental Matters, Seasonality and Production Schedules and Competition; Legal Proceedings; and Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                CNH GLOBAL N.V.
                             REVENUES AND NET SALES
                               SEPTEMBER 30, 2000
                      (Unaudited  -  Dollars in Millions)

                                              THREE MONTHS ENDED                              NINE MONTHS ENDED
                                    --------------------------------------         --------------------------------------
                                      2000           1999             %             2000            1999             %
                                     ACTUAL        PRO FORMA        CHANGE         ACTUAL         PRO FORMA        CHANGE
                                    -------        ---------        ------         -------        ---------        ------
 Revenues:
   Net sales
     Agricultural equipment         $ 1,339          $1,512          (11%)         $ 4,532          $4,791           (5%)
     Construction equipment             756             867          (13%)           2,709           2,860           (5%)
                                    -------          ------                        -------          ------
         Total net sales              2,095           2,379          (12%)           7,241           7,651           (5%)

   Financial services                   207             206             -              597             594             1%
   Eliminations and other               (36)            (19)                           (70)            (28)
                                    -------          ------                        -------          ------
   Total revenues                   $ 2,266          $2,566          (12%)         $ 7,768          $8,217           (5%)
                                    =======          ======                        =======          ======
 Net sales:
   North America                    $   898          $  867             4%         $ 3,242          $3,179             2%
   Western Europe                       774           1,023          (24%)           2,728           3,185          (14%)
   Latin America                        171             146            17%             471             446             6%
   Rest of World                        252             343          (27%)             800             841           (5%)
                                    -------          ------                        -------          ------
   Total net sales                  $ 2,095          $2,379          (12%)         $ 7,241          $7,651           (5%)
                                    =======          ======                        =======          ======

                                CNH GLOBAL N.V.
                       CONSOLIDATED STATEMENTS OF INCOME
                       (Millions, except per share data)
                                  (Unaudited)

                                                                                        EQUIPMENT                    FINANCIAL
                                                              CONSOLIDATED              OPERATIONS                   SERVICES
                                                           THREE MONTHS ENDED       THREE MONTHS ENDED          THREE MONTHS ENDED
                                                             SEPTEMBER 30,            SEPTEMBER 30,                SEPTEMBER 30,
                                                         --------------------     -----------------------       ------------------
                                                          2000        1999         2000           1999           2000      1999
                                                         ACTUAL     PRO FORMA     ACTUAL        PRO FORMA       ACTUAL   PRO FORMA
                                                         ------     ---------     ------        ---------       ------   ---------
Revenues
    Net sales                                            $2,095       $2,379      $2,095          $2,379        $   -       $   -
    Finance and interest income                             171          187          13              10          207         206
                                                         ------       ------      ------          ------        -----       -----
 Total                                                    2,266        2,566       2,108           2,389          207         206
---------------------------------------------------------------------------------------------------------------------------------
 Costs and Expenses
    Cost of goods sold                                    1,772        2,005       1,772           2,005            -           -
    Selling, general and administrative                     290          315         231             282           61          33
    Research and development                                 77           88          77              88            -           -
    Restructuring charge                                    106            8         106               8            -           -
    Interest expense                                        189          204         127             125          109         108
    Other, net                                               51           40          30              22           21          18
                                                         ------       ------      ------          ------        -----       -----
 Total                                                    2,485        2,660       2,343           2,530          191         159
---------------------------------------------------------------------------------------------------------------------------------
 Equity in income (loss) of unconsolidated
   subsidiaries and affiliates:
    Financial Services                                        1            -          12              32            1           -
    Equipment Operations                                      1            -           1               -            -           -
---------------------------------------------------------------------------------------------------------------------------------
 Income (loss) before taxes and minority interest          (217)         (94)       (222)           (109)          17          47
 Income tax provision (benefit)                             (61)         (59)        (67)            (74)           6          15
 Minority interest                                            1            1           2               1           (1)          -
---------------------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                       $ (157)      $  (36)     $ (157)         $  (36)       $  12       $  32
                                                         ======       ======      ======          ======        =====       =====
 Basic and diluted earnings (loss) per share (EPS):
    EPS before goodwill and restructuring                $(0.23)      $(0.09)
    EPS before restructuring                             $(0.30)      $(0.20)
    EPS                                                  $(0.57)      $(0.24)


 See Notes to Interim Financial Statements.

                                CNH GLOBAL N.V.
                       CONSOLIDATED STATEMENTS OF INCOME
                       (Millions, except per share data)
                                  (Unaudited)


                                                                                        EQUIPMENT                    FINANCIAL
                                                              CONSOLIDATED              OPERATIONS                   SERVICES
                                                           NINE MONTHS ENDED        NINE MONTHS ENDED           NINE MONTHS ENDED
                                                             SEPTEMBER 30,            SEPTEMBER 30,                SEPTEMBER 30,
                                                         --------------------     -----------------------       ------------------
                                                          2000        1999         2000           1999           2000      1999
                                                         ACTUAL     PRO FORMA     ACTUAL        PRO FORMA       ACTUAL   PRO FORMA
                                                         ------     ---------     ------        ---------       ------   ---------
Revenues
    Net sales                                            $7,241       $7,651      $7,241          $7,651        $   -       $   -
    Finance and interest income                             527          566          55              60          597         594
                                                         ------       ------      ------          ------        -----       -----
 Total                                                    7,768        8,217       7,296           7,711          597         594
----------------------------------------------------------------------------------------------------------------------------------
 Costs and Expenses
    Cost of goods sold                                    6,034        6,329       6,034           6,329            -           -
    Selling, general and administrative                     939          956         771             861          172          95
    Research and development                                253          268         253             268            -           -
    Restructuring charge                                    115           15         115              15            -           -
    Interest expense                                        608          607         420             393          309         302
    Other, net                                              136          130          77              75           59          55
                                                         ------       ------      ------          ------        -----       -----
 Total                                                    8,085        8,305       7,670           7,941          540         452
----------------------------------------------------------------------------------------------------------------------------------
 Equity in income (loss) of unconsolidated
   subsidiaries and affiliates:
    Financial Services                                        3            -          39              92            3           -
    Equipment Operations                                      3            8           3               8            -           -
----------------------------------------------------------------------------------------------------------------------------------
 Income (loss) before taxes and minority interest          (311)         (80)       (332)           (130)          60         142
 Income tax provision (benefit)                             (69)         (38)        (91)            (88)          22          50
 Minority interest                                            5            2           6               2           (1)          -
----------------------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                       $ (247)      $  (44)     $ (247)         $  (44)       $  39       $  92
                                                         ======       ======      ======          ======        =====       =====
 Basic and diluted earnings (loss) per share (EPS):
    EPS before goodwill and restructuring                $(0.59)      $ 0.12
    EPS before restructuring                             $(0.87)      $(0.22)
    EPS                                                  $(1.29)      $(0.30)

 See Notes to Interim Financial Statements.

                                CNH GLOBAL N.V.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Millions)
                                  (Unaudited)


                                                                                   EQUIPMENT                      FINANCIAL
                                                    CONSOLIDATED                   OPERATIONS                      SERVICES
                                             ----------------------------  ---------------------------   ---------------------------
                                             SEPTEMBER 30,   DECEMBER 31,  SEPTEMBER 30,  DECEMBER 31,   SEPTEMBER 30,  DECEMBER 31,
                                                  2000           1999           2000           1999           2000           1999
                                             -------------   ------------  -------------  ------------   -------------  ------------
Assets
  Cash and cash equivalents                     $   514         $   466        $   449        $   387        $   65         $   79
  Accounts, notes receivable and other - net      6,680           7,173          2,231          2,546         5,014          4,768
  Inventories                                     2,336           2,422          2,336          2,422             -              -
  Property, plant and equipment - net             1,705           1,875          1,692          1,867            13              8
  Equipment on operating leases - net               616             557              -              -           616            557
  Investment in Financial Services                    -               -          1,116          1,080             -              -
  Investments in unconsolidated affiliates          289             328            269            305            26             23
  Goodwill and intangibles                        3,416           3,495          3,267          3,338           149            157
  Other assets                                    1,326           1,362            909            983           484            417
                                                -------         -------        -------        -------        ------         ------
 Total Assets                                   $16,882         $17,678        $12,269        $12,928        $6,367         $6,009
                                                =======         =======        =======        =======        ======         ======
----------------------------------------------------------------------------------------------------------------------------------
Liabilities and Equity
  Short-term debt                               $ 4,261         $ 4,953        $ 2,523        $ 3,879        $2,244         $1,160
  Accounts payable                                1,263           1,362          1,262          1,373            20             28
  Long-term debt                                  5,064           4,558          2,492          1,098         2,586          3,474
  Subordinated advance to capital                     -           1,400              -          1,400             -              -
  Accrued and other liabilities                   3,690           3,695          3,388          3,468           395            267
                                                -------         -------        -------        -------        ------         ------
                                                 14,278          15,968          9,665         11,218         5,245          4,929
  Equity                                          2,604           1,710          2,604          1,710         1,122          1,080
                                                -------         -------        -------        -------        ------         ------
 Total Liabilities and Equity                   $16,882         $17,678        $12,269        $12,928        $6,367         $6,009
                                                =======         =======        =======        =======        ======         ======
----------------------------------------------------------------------------------------------------------------------------------



See Notes to Interim Financial Statements.

                                CNH GLOBAL N.V.
                       CONSOLIDATED STATEMENTS OF INCOME
                       (Millions, except per share data)
                                  (Unaudited)

                                                                                         EQUIPMENT                   FINANCIAL
                                                            CONSOLIDATED                OPERATIONS                   SERVICES
                                                         THREE MONTHS ENDED          THREE MONTHS ENDED         THREE MONTHS ENDED
                                                            SEPTEMBER 30,              SEPTEMBER 30,               SEPTEMBER 30,
                                                        ---------------------      ---------------------      ---------------------
                                                         2000        1999          2000         1999          2000         1999
                                                         CNH      NEW HOLLAND       CNH      NEW HOLLAND       CNH      NEW HOLLAND
                                                        ------    -----------      ------    -----------      ------    -----------
Revenues
    Net sales                                           $2,095      $  1,240       $2,095     $   1,240       $    -      $     -
    Finance and interest income                            171            67           13             -          207           93
                                                        ------      --------       ------     ---------       ------      -------
 Total                                                   2,266         1,307        2,108         1,240          207           93
------------------------------------------------------------------------------------------------------------------------------------
 Costs and Expenses
    Cost of goods sold                                   1,772         1,011        1,772         1,011            -            -
    Selling, general and administrative                    290           160          231           144           61           16
    Research and development                                77            43           77            43            -            -
    Restructuring charges                                  106             8          106             8            -            -
    Interest expense                                       189            48          127            18          109           56
    Other, net                                              51            (3)          30            (2)          21           (1)
                                                        ------      --------       ------     ---------       ------      -------
 Total                                                   2,485         1,267        2,343         1,222          191           71
------------------------------------------------------------------------------------------------------------------------------------
 Equity in income (loss) of unconsolidated
   subsidiaries and affiliates:
    Financial Services                                       1             -           12            16            1            -
    Equipment Operations                                     1             4            1             4            -            -
------------------------------------------------------------------------------------------------------------------------------------
 Income (loss) before taxes and minority interest         (217)           44         (222)           38           17           22
 Income tax provision (benefit)                            (61)            7          (67)            1            6            6
 Minority interest                                           1             -            2             -           (1)           -
------------------------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                      $ (157)     $     37       $ (157)    $      37       $   12      $    16
                                                        ======      ========       ======     =========       ======      =======
 Basic and diluted earnings (loss) per share (EPS):
    EPS before goodwill and restructuring               $(0.23)     $   0.30
    EPS before restructuring                            $(0.30)     $   0.28
    EPS                                                 $(0.57)     $   0.25

See Notes to Interim Financial Statements.

                                CNH GLOBAL N.V.
                       CONSOLIDATED STATEMENTS OF INCOME
                       (Millions, except per share data)
                                  (Unaudited)

                                                                                         EQUIPMENT                   FINANCIAL
                                                            CONSOLIDATED                OPERATIONS                   SERVICES
                                                          NINE MONTHS ENDED          NINE MONTHS ENDED          NINE MONTHS ENDED
                                                            SEPTEMBER 30,              SEPTEMBER 30,               SEPTEMBER 30,
                                                        ---------------------      ---------------------      ---------------------
                                                         2000        1999          2000         1999          2000         1999
                                                         CNH      NEW HOLLAND       CNH      NEW HOLLAND       CNH      NEW HOLLAND
                                                        ------    -----------      ------    -----------      ------    -----------
Revenues
    Net sales                                           $7,241      $  4,082       $7,241     $   4,082       $    -      $     -

    Finance and interest income                            527           186           55             -          597          265
                                                        ------      --------       ------     ---------       ------      -------
 Total                                                   7,768         4,268        7,296         4,082          597          265
------------------------------------------------------------------------------------------------------------------------------------
 Costs and Expenses
    Cost of goods sold                                   6,034         3,269        6,034         3,269            -            -
    Selling, general and administrative                    939           463          771           420          172           43
    Research and development                               253           128          253           128            -            -
    Restructuring charge                                   115            15          115            15            -            -
    Interest expense                                       608           147          420            74          309          152
    Other, net                                             136           (13)          77           (13)          59            -
                                                        ------      --------       ------     ---------       ------      -------
 Total                                                   8,085         4,009        7,670         3,893          540          195
------------------------------------------------------------------------------------------------------------------------------------
 Equity in income (loss) of unconsolidated
   subsidiaries and affiliates:
    Financial Services                                       3             -           39            47            3            -
    Equipment Operations                                     3            12            3            12            -            -
------------------------------------------------------------------------------------------------------------------------------------
 Income (loss) before taxes and minority interest         (311)          271         (332)          248           60           70
 Income tax provision (benefit)                            (69)           86          (91)           63           22           23
 Minority interest                                           5             2            6             2           (1)           -
------------------------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                      $ (247)     $    183       $ (247)    $     183          $39      $    47
                                                        ======      ========       ======     =========       ======      =======
 Basic and diluted earnings (loss) per share (EPS):
    EPS before goodwill and restructuring               $(0.59)     $   1.32
    EPS before restructuring                            $(0.87)     $   1.30
    EPS                                                 $(1.29)     $   1.23

See Notes to Interim Financial Statements.

                                 CNH GLOBAL N.V.
                      Notes to Interim Financial Statements

(1) CNH Global N.V. combines the operations of New Holland N.V. ("New Holland") and Case Corporation ("Case") as a result of their business merger on November 12, 1999 ("the merger date"). Effective with the closing of the merger, New Holland changed its name to CNH Global N.V. ("CNH" or "the Company").

         The accompanying financial statements reflect the consolidated results of CNH and its consolidated subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Prior to the merger date, New Holland presented its consolidated financial statements in accordance with International Accounting Standards, or IAS. CNH has presented New Holland's historical financial results in U.S. GAAP, and certain reclassifications have been made to conform the historical financial statements to the CNH presentation. The accompanying financial statements reflect the historical operating results of New Holland in accordance with U.S. GAAP, including the results of operations of Case since the merger date.

         CNH has prepared the accompanying unaudited pro forma income statement data to illustrate the estimated effects of the acquisition of Case by New Holland as if this transaction had occurred as of January 1, 1999. The pro forma data reflects the impact of the fair market value adjustments to the Case assets and liabilities acquired, as well as incremental interest expense for the related merger financing. These adjustments are being amortized over the periods estimated to be benefited and primarily include additional depreciation of fixed assets and the amortization of (i) the fair value adjustments for acquired receivables and inventories, (ii) identifiable intangibles, and (iii) goodwill.

         CNH has presented the accompanying unaudited pro forma financial data for illustrative purposes only. This pro forma data is based on a preliminary allocation of the purchase price and is not necessarily indicative of (i) the results of operations that would have occurred had the transaction been effective as of January 1, 1999, or (ii) the results of operations that CNH will attain in the future. In addition, the pro forma financial data does not reflect any synergies, cost savings or restructuring actions that may occur as a result of the merger.

         The supplemental financial information captioned "Equipment Operations" includes the results of operations of CNH's agricultural and construction equipment operations, with the Company's financial services businesses reflected on the equity basis. The supplemental financial information captioned "Financial Services" reflects the consolidation of CNH's credit subsidiaries.

(2) New Holland acquired Case for approximately $4.6 billion in cash, including related costs and expenses. CNH financed the acquisition with total borrowings of $3.0 billion under short-term credit facilities, a subordinated advance to capital of $1.4 billion from Fiat Netherlands Holding N.V., formerly New Holland Holdings N.V., a wholly owned subsidiary of Fiat S.p.A., and available cash of $200 million. This acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets and liabilities of Case based upon their respective estimated fair values, including identifiable intangibles, with the remainder allocated to goodwill.

         The allocation of purchase price resulted in goodwill of approximately $2.4 billion. Goodwill allocated to Case's equipment operations of approximately $2.3 billion is being amortized on a straight-line basis over 30 years. Goodwill allocated to Case's financial services operations of approximately $100 million is being amortized on a straight-line basis over 20 years.

         In connection with the acquisition, CNH management is assessing and formulating a plan to integrate the operations of the Case and New Holland businesses. As the plan is completed and management commits to the activities of the plan, the Company anticipates that it will (i) record additional adjustments to goodwill for identified actions relative to the Case business, and (ii) incur charges beginning in 2000 to exit certain activities and to further restructure CNH operations.

                                 CNH GLOBAL N.V.
                      Notes to Interim Financial Statements


(3) CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance based on operating earnings. CNH defines operating earnings as the income of Equipment Operations before interest, taxes and restructuring charges, including the income of Financial Services on an equity basis. A reconciliation of Equipment Operations' net income
         (loss) to operating earnings is as follows (in millions):

                                                      Three Months Ended September 30,             Nine Months Ended September 30,
                                                    ------------------------------------         -----------------------------------
                                                                            1999                                        1999
                                                                    --------------------                        --------------------
                                                     2000            Pro           New            2000           Pro          New
                                                    Actual          Forma        Holland         Actual         Forma       Holland
                                                    ------          ------       -------         ------         ------      -------
         Net income (loss)                           $(157)         $ (36)         $  37         $(247)         $ (44)         $ 183
         Income tax provision
           (benefit)                                   (67)           (74)             1           (91)           (88)            63
         Interest expense                              127            125             18           420            393             74
         Restructuring charge                          106              8              8           115             15             15
                                                     -----          -----          -----         -----          -----          -----
             Operating earnings                      $   9          $  23          $  64         $ 197          $ 276          $ 335
                                                     =====          =====          =====         =====          =====          =====

         The following summarizes operating earnings by segment (in millions):

                                                      Three Months Ended September 30,             Nine Months Ended September 30,
                                                    ------------------------------------         -----------------------------------
                                                                            1999                                        1999
                                                                    --------------------                        --------------------
                                                     2000            Pro           New            2000           Pro          New
                                                    Actual          Forma        Holland         Actual         Forma       Holland
                                                    ------          ------       -------         ------         ------      -------
         Agricultural equipment                      $ (19)         $ (47)         $  24         $ (14)         $  (8)         $ 199
         Construction equipment                         16             38             24           172            192             89
         Financial services                             12             32             16            39             92             47
                                                     -----          -----          -----         -----          -----          -----
             Operating earnings                      $   9          $  23          $  64         $ 197          $ 276          $ 335
                                                     =====          =====          =====         =====          =====          =====


(4) The Company's effective income tax rates were 22.2% and 31.7% for the first nine months of 2000 and 1999, respectively. The tax rates differ from the Dutch statutory rate of 35% primarily due to differences in the geographical mix of profits, losses in jurisdictions for which no immediate tax benefit is recognizable, non-deductible expenses and changes in valuation reserves attributable to prior-year losses. On a pro forma basis, the Company's 1999 effective tax rate of 47.5% was primarily impacted by differences in the geographical mix of profits, losses in jurisdictions for which no immediate tax benefit was recognizable, non-deductible expenses and changes in valuation reserves attributable to prior-year losses.

(5)      Earnings (loss) per common share ("EPS")
            (in millions, except per share data):

                                                      Three Months Ended September 30,             Nine Months Ended September 30,
                                                    ------------------------------------         -----------------------------------
                                                                            1999                                        1999
                                                                    --------------------                        --------------------
                                                     2000            Pro           New            2000           Pro          New
                                                    Actual          Forma        Holland         Actual         Forma       Holland
                                                    ------          ------       -------         ------         ------      -------

         Net income (loss)                          $ (157)         $  (36)       $  37          $ (247)        $  (44)        $ 183
         Restructuring charge, net of tax               74               6            5              80             11            10
                                                    ------          ------        -----          ------         ------         -----
         Net income (loss) before
           restructuring                               (83)            (30)          42            (167)           (33)          193
         Goodwill                                       19              17            2              54             51             4
                                                    ------          ------        -----          ------         ------         -----
         Net income (loss) before
           goodwill and restructuring               $  (64)         $  (13)       $  44          $ (113)        $   18         $ 197
                                                    ======          ======        =====          ======         ======         =====

         Weighted-average shares
           Outstanding                               276.9           149.0        149.0           192.0          149.0         149.0

         EPS before goodwill and
           restructuring                            $(0.23)         $(0.09)       $0.30          $(0.59)        $ 0.12         $1.32
         EPS before restructuring                   $(0.30)         $(0.20)       $0.28          $(0.87)        $(0.22)        $1.30
         EPS                                        $(0.57)         $(0.24)       $0.25          $(1.29)        $(0.30)        $1.23

                                 CNH GLOBAL N.V.
                      Notes to Interim Financial Statements


         For the three and nine months ended September 30, 2000, basic and diluted EPS were the same as the effects of the potentially dilutive securities and contingently issuable shares assumed upon conversion are antidilutive. For the three and nine months ended September 30, 1999, basic and diluted EPS were the same as there were no potentially dilutive securities or contingently issuable shares.

(6) On November 12, 1999, Fiat Netherlands Holding N.V. the majority shareholder of CNH, contributed $1.4 billion to CNH in the form of an advance to capital to partially finance the business merger of New Holland and Case. The terms of this advance to capital provided that Fiat Netherlands Holding would receive common shares of CNH in exchange for its advance at the earlier of (1) any public equity offering by CNH, or (2) June 30, 2000. If CNH had conducted a public equity offering before June 30, 2000, Fiat Netherlands Holding would have received that number of CNH common shares that it could have purchased with $1.4 billion at the public offering price, less any underwriting discount. CNH did not conduct a public equity offering prior to June 30, 2000. On June 30, 2000, Fiat Netherlands Holding received 127,918,782 CNH common shares, or the number of shares that it could have purchased with $1.4 billion at $10.9444 per share, a price determined by averaging the daily closing prices (after excluding the highest and lowest prices) of CNH common shares on the New York Stock Exchange during the 20 trading days immediately preceding June 30, 2000. The Board of Directors of CNH approved and CNH paid a discretionary return to Fiat Netherlands Holding on its advance to capital of $56 million, an annual rate of 6.25%.

(7) On July 3, 2000, CNH set the terms for its previously announced share rights offering. Shareholders of record as of June 30, 2000 were eligible to purchase 1.2021154 shares for every one share of common stock that they owned at a price of $10.9444 per share. The subscription period for the offering commenced on July 3, 2000 and concluded on August 4, 2000. The rights offering price was determined by averaging the daily closing prices (after excluding the highest and lowest prices) of CNH common shares on the New York Stock Exchange during the 20 trading days immediately preceding June 30, 2000. The number of shares eligible for purchase was determined from a ratio that enabled shareholders to maintain their ownership position relative to Fiat Netherlands Holding N.V., CNH's largest shareholder, following the conversion of Fiat Netherlands Holding's $1.4 billion advance to capital into CNH common shares, which occurred on June 30, 2000. Fiat Netherlands Holding agreed not to purchase additional shares through this rights offering. The rights were issued to shareholders as of the June 30, 2000 record date and were non-transferable. Unexercised rights expired at 5 p.m. (U.S. EDT) on August 4, 2000. On August 11, 2000, CNH issued 30,048 common shares through the share rights offering.

(8) In approving the business merger of Case and New Holland, the European Commission and the U.S. Department of Justice identified a number of competitive concerns related to the combined operations of Case and New Holland in specified product lines and markets. These competitive concerns have been addressed and Case and New Holland have committed to a number of actions, including the divestiture of several product lines and facilities.

         On May 11, 2000, CNH completed the sale of selected agricultural equipment assets to ARGO S.p.A., the holding company of Landini S.p.A. The transaction includes a plant in Breganze, Italy, the Laverda line of non-hillside combines that are produced there, and a number of large square balers sold in Europe.

         On May 16, 2000, CNH completed the sale of its interest in Hay and Forage Industries to AGCO Corporation.

         On July 31, 2000, CNH completed the sale of its New Holland Versatile, Genesis and G/70 series four-wheel and two-wheel drive tractor lines, together with the Winnipeg, Canada, plant in which they are made, to Buhler Versatile Inc., a subsidiary of Buhler Industries Inc.

                                 CNH GLOBAL N.V.
                      Notes to Interim Financial Statements


(9) During the nine months ended September 30, 2000, CNH expensed $115 million of restructuring and other merger-related costs. The restructuring and other merger-related costs primarily relate to the third quarter sale of the New Holland Versatile, Genesis and G/70 series four-wheel and two-wheel drive tractor lines, together with the Winnipeg, Canada, plant in which they are made, to Buhler Versatile Inc. The balance of the restructuring and other merger-related costs pertain to involuntary employee severance costs, relocation costs paid on behalf of employees, lease termination penalties, systems integration costs and other legal and professional fees.


(10) CNH fully, unconditionally and irrevocably guaranteed Case's $900 million in outstanding debt securities that were issued pursuant to two registration statements under the U.S. Securities Act of 1933, as amended. The following tables present summary financial information for Case (in millions):

                                                                   POST-ACQUISITION           PRE-ACQUISITION
                                                                 BASIS OF ACCOUNTING        BASIS OF ACCOUNTING
                                                                ----------------------   --------------------------
                                                                    FOR THE THREE              FOR THE THREE
                                                                     MONTHS ENDED               MONTHS ENDED
                                                                    SEPTEMBER 30,              SEPTEMBER 30,
                                                                ----------------------   ------------  ------------
                                                                         2000               1999           1998
                                                                ----------------------   ------------  ------------
               Net sales....................................            $  903             $1,139         $1,418
               Gross profit*................................            $   87             $  145         $  269
               Net income (loss)............................            $  (98)            $   (3)        $   63


                                                                   POST-ACQUISITION           PRE-ACQUISITION
                                                                 BASIS OF ACCOUNTING        BASIS OF ACCOUNTING
                                                                ----------------------   --------------------------
                                                                     FOR THE NINE               FOR THE NINE
                                                                     MONTHS ENDED               MONTHS ENDED
                                                                     SEPTEMBER 30,             SEPTEMBER 30,
                                                                ----------------------   ------------  ------------
                                                                         2000               1999           1998
                                                                ----------------------   ------------  ------------
               Net sales....................................            $3,121             $3,569         $4,361
               Gross profit*...............................             $  364             $  549         $  919
               Net income (loss)............................            $ (264)            $  (15)        $  258


                                                                                            POST-ACQUISITION
                                                                                           BASIS OF ACCOUNTING
                                                                                     --------------------------------
                                                                                      SEPTEMBER 30,    DECEMBER 31,
                                                                                          2000             1999
                                                                                     ----------------  --------------
               Current assets....................................................          $4,002         $4,172
               Non-current assets................................................          $7,235         $7,441
               Current liabilities...............................................          $4,610         $2,519
               Non-current liabilities...........................................          $3,418         $5,530
               Minority interests................................................          $    8         $    8

               ----------
               * Gross profit is defined as net sales less cost of goods sold.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                        CNH Global N.V.



                                        By:  /s/ Kevin. J. Hallagan
                                             -----------------------------------
                                             Kevin J. Hallagan
                                             Vice President, Associate General
                                             Counsel and Assistant Secretary



October 26, 2000